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                                                       EXHIBIT 20

Frederick Brewing Co. Merges Operations With Two Area Microbreweries

December 15, 1997  6:00 PM EST

FREDERICK, Md., Dec. 15/PRNewswire/-- Frederick Brewing Co.
(Nasdaq: BLUE) announced today that it has signed definitive agreements with Cambridge, MD-based Wild Goose Brewery, Inc.
and Brimstone Brewing Company, Inc. of Baltimore, MD to merge operations. A press briefing will be held at 10:30 a.m. on Tuesday, December 16 at Frederick Brewing, Co., 4607 Wedgewood Blvd. in
Frederick, Maryland.

    Under the terms of the agreement, Frederick Brewing Co. (FBC) will pay approximately $3 million for Wild Goose Brewery, by a combination of the retirement of debt and the issuance of FBC common stock. FBC will also issue 80,000 shares of stock for the brands and formulas of Brimstone Brewing Company. These transactions create the Mid-Atlantic region's largest craft brewery, with estimated combined 1997 revenues of $5.9 million on sales of approximately 35,000 barrels.

    FBC Chairman and CEO Kevin Brannon says he anticipates closing the agreement with Brimstone by December 31, 1997 and with Wild Goose by January 15, 1998. According to Brannon, FBC intends to raise approximately $2.4 million in a private placement to fund the deals and to provide working capital to grow all three brands. The closing of the FBC-Wild Goose transaction is subject to approval by Wild Goose's shareholders, FBC's lender and other conditions.

    The mergers will create two wholly owned subsidiaries of Frederick Brewing Co.: Wild Goose Brewery, Inc. and Brimstone Brewing Company, Inc.

    "These mergers virtually double our production and sales," comments Brannon, "which should greatly improve efficiency and capacity utilization, and increase our margins."

    Production at the Wild Goose brewing facility in Cambridge will be phased out and moved to FBC in Frederick during the first quarter of 1998. The 22 employees of Wild Goose are being interviewed by FBC to fill anticipated increases in production, sales and administrative staff. Under the terms of the agreement, Brimstone Brewing Company President Marc Tewey, who is joining FBC, will retain possession of his brewing equipment and sell it off.

    Jim Lutz, president of Wild Goose Brewery and Brimstone's Marc
Tewey will become presidents of their respective subsidiaries and will have, according to FBC President Marjorie McGinnis,
"considerable autonomy in product development and marketing."
She adds, "We're dedicated to keeping these beers as distinctive as they are today.  We're in the process of making equipment changes to accommodate the brewing ingredients and methods integral to their character."
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    Wild Goose, which has been operational since 1989, and is privately held, produces eight styles of beer, including its flagship Wild Goose IPA (India Pale Ale), all brewed in the classic English style. Headquartered in Cambridge, MD, the company has estimated 1997 revenues of $2.4 million and is expected to sell 15,500 barrels of beer by the end of the year. In Lutz, says McGinnis, Frederick Brewing Co. gains
"a seasoned veteran of the business, with more than 20 years' experience making and selling beer."

    "This merger will allow Wild Goose to stay true to its British brewing roots," says Lutz, "utilizing a modern, more efficient brewing facility to improve quality control and extend shelf life."

    Brimstone, known for its popular Stone Beer, was started by Marc Tewey when he was a Sophomore at Loyola College in Maryland. The company is family-owned. Brimstone currently produces six styles of beer, including Honey Red Ale, Raspberry Porter and Brimstone Amber, all brewed in its facility in the old National Bohemian Brewery in Brewer's Hill in Baltimore. Tewey estimates that Brimstone will have 1997 revenues of $250,000 on sales of more than 1,100 barrels. Comments McGinnis, "Marc is a creative force in the industry. The energy and imagination he brings to the process of making beer takes us back to our home-brewing roots."

    "I started this business in college," says Tewey. "This merger is the latest step in developing a great, consistent product -- utilizing FBC's quality control measures, its successful distribution system, and the talents of its innovative brewers."

    Frederick Brewing Co.'s first kegs and bottles of beer rolled out in November 1993. Today, the company, which continues to use all-natural ingredients and neither additives, preservatives nor pasteurization in its products, is Maryland's largest brewer.

    In 1996, Frederick Brewing Co. completed a successful initial public offering (IPO). In March 1997, the company moved from a converted warehouse to a highly automated, 57,000 square foot facility, which has an annual capacity of 80,000 barrels and is expandable to 300,000. By the end of the year, the company expects to sell
18,000 barrels of Blue Ridge and Hempen beers -- up from 11,000 in 1996 -- with estimated revenues of $3.3 million (up from $1.9 last year).

    Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, competition and other risks detailed in the company's SEC filings. Actual results may differ materially from such information set forth herein.
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